UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

or

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File No. 001-36609

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHERN TRUST CORPORATION

50 South LaSalle Street, Chicago, Illinois, 60603

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2017 AND 2016
(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	2-3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	4

Statements of Changes in Net Assets Available for Benefits for the	5
Years Ended December 31, 2017 and 2016

Notes to Financial Statements	6-13

SUPPLEMENTARY INFORMATION:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of
December 31, 2017	14-16

Signatures	17

Exhibit Index	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 26, 2018

To the Employee Benefit Administrative Committee
The Northern Trust Company

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2017, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in its net assets available for benefits for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Employee Benefit Administrative Committee
The Northern Trust Company
June 26, 2018
Page Two

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Chicago, Illinois

We have served as the Plan’s auditor since 2012.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2017	2016
Assets
Investments, at fair value:
Collective trust funds	$1,461,621,963	$1,162,709,650
Northern Trust common stock fund	380,876,075	381,019,126
Mutual funds	159,269,673	159,948,562
Separately managed account:
Domestic common stock	105,333,711	93,952,283
Foreign common stock	7,163,086	9,179,110

Investments, at contract value:
Stable value portfolio	151,326,389	166,964,923

Total investments	2,265,590,897	1,973,773,654

Receivables:
Notes receivable from participants	26,427,183	26,470,898
Participant contribution receivable	2,617,195	2,544,598
Accrued interest and dividends receivable	1,722,513	1,883,143
Employer contribution receivable	1,851,317	1,664,530
Total receivables	32,618,208	32,563,169

Total assets	2,298,209,105	2,006,336,823

Liabilities
Expenses payable	321,843	300,114

Net assets available for benefits	$2,297,887,262	$2,006,036,709

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	YEARS ENDED DECEMBER 31,
	2017	2016
Additions:

Contributions:
Participants	$84,876,355	$78,898,504
Employer	23,222,460	22,958,759
Rollovers	25,143,668	28,034,714
Total contributions	133,242,483	129,891,977

Investment income:
Net appreciation in fair value of investments	$303,707,783	$185,574,166
Dividends	9,518,431	10,125,429
Interest	4,252,663	3,564,758
Interest from participant loans	1,169,142	1,174,904
Total investment income	318,648,019	200,439,257

Total additions	451,890,502	330,331,234

Deductions:

Benefits paid to participants	157,994,383	163,176,795
Administrative expenses	2,045,566	2,072,550
Total deductions	160,039,949	165,249,345

Net additions / (deductions)	291,850,553	165,081,889

Net assets available for benefits:

Beginning of year	2,006,036,709	1,840,954,820

End of year	$2,297,887,262	$2,006,036,709

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a)
General – The Plan is a defined contribution plan, the purpose of which is to provide retirement benefits to eligible domestic employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopt the Plan.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code).

(b)
Plan Administration – The Plan is administered by the Plan’s Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c)
Eligibility – Employees can make contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d)
Vesting – Participants are always 100% vested in their own contributions and earnings. The Company matching contributions vest 20% annually until the participant is 100% vested at the end of five years of service.

(e)
Employee Contributions – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan; provided, however, that participants with a base pay rate exceeding $120,000 are limited to a maximum contribution rate of 20%. These contributions may be made with before-tax and/or after-tax dollars. Effective April 1, 2017, participants may also elect to contribute on a Roth after-tax basis. In both 2017 and 2016, a participant’s annual before-tax contributions (together with any Roth contributions made on or after April 1, 2017) could not exceed $18,000, except in the case of additional catch-up contributions. Participants who had attained age 50 before the end of the Plan year were eligible to contribute up to an additional $6,000 in catch-up contributions to the Plan.

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible are automatically enrolled in the Plan by the time they receive their fourth paycheck. The initial contribution rate for participants who are automatically enrolled is 6% on a before-tax basis and increases by 1% annually in April until the participant is contributing 10%. These contributions are invested in the target-date Northern Trust Focus Fund nearest to the participant’s projected retirement age of 65. Participants may elect to cancel or change this

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before-tax, Roth or after-tax contribution basis, and how contributions are invested. Participants can split their contributions among any of the available investment funds, including additional Northern Trust Focus target-date retirement funds, in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related Internal Revenue Service (IRS) regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain restrictions affecting the Northern Trust Stock Fund and the Former ESOP Fund in accordance with Northern Trust Corporation’s Securities Transactions Policy and Procedures and certain fund trading restrictions that apply to all participants.

(f)
Employer Contributions – The Company makes a matching contribution of $0.50 on every $1.00 that a participant contributes up to 6% of eligible pay. This is equal to a maximum of 3% of eligible pay and is made to contributing participant accounts each pay period.

(g)
Benefits, Withdrawals and Forfeitures – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant’s entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his or her employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year’s employer contributions. Forfeitures amounted to $408,897 and $695,143 for the years ended December 31, 2017 and 2016, respectively. Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. Prior to the attainment of age 59-1/2, a participant’s before-tax and Roth contributions may only be withdrawn for reasons of financial hardship as defined by the Code and related IRS regulations.

(h)
Participant Loans – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant’s entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. For certain participants, balances in the Northern Trust Stock Fund may be unavailable for loans in accordance with Northern Trust Corporation’s Securities Transactions Policy and Procedures. Loan interest rates are based on the prime interest rate plus 1%.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

Participant loans are valued at amortized cost. A nominal administrative fee for each loan is processed through the borrowing participant's Plan account.

(i)
Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants’ accounts will become fully vested.

2.	Summary of Significant Accounting Policies

A summary of the Plan’s significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a)
Basis of Accounting – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b)
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

(c)
Valuation of Investments – The Plan’s investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Domestic and foreign common stock held in a separately managed account and Northern Trust Corporation common stock are valued at the closing prices reported in the active markets in which the individual securities are traded.

The Plan’s policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

(d)
Fully Benefit-Responsive Investment Contracts – Fully benefit-responsive investment contracts held in a defined contribution plan are required to be measured at contract value. Contract value is a relevant measurement because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2017 and 2016, the Plan held fully benefit-responsive investment contracts through the Stable Value Portfolio consisting of traditional guaranteed investment contracts (GICs), separate account insurance contracts, and wrapper contracts (synthetic GICs). The key objective of the Stable Value Portfolio is to preserve principal, maintain a stable crediting rate, and provide liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

In a traditional GIC, the issuer takes a deposit from the Stable Value Portfolio and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest to the Stable Value Portfolio. Separate account GICs are investments in a segregated account of assets maintained by the issuer for the benefit of the Stable Value Portfolio. In a wrapper contract structure, the underlying investments are owned by the Stable Value Portfolio and held in trust for plan participants. Separate account and wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments over the duration of the investments through adjustments to the future interest crediting rate. The crediting rates typically reset on a monthly or quarterly basis and are influenced by a number of factors including the prevailing market rates, generated returns and duration of the underlying investments as well as the amount and timing of participant contributions, transfers and withdrawals.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may include material adverse changes to the provisions of the Plan or its termination and are not probable of occurring in the foreseeable future. Examples of events that would permit a contract issuer to terminate a contract upon short notice may include the Plan’s loss of its qualified status, material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.

(e)
Investment Income Recognition – Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year (or date the investments were sold, if earlier).

(f)	Contributions – Contributions from the Company are accrued based upon the funding provisions of the Plan.

(g)
Administrative Expenses – During 2017 and 2016, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2017 and 2016 administrative expenses were paid by the Company.

(h)	Payment of Benefits – Benefit payments are recorded when paid.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments

The Plan follows the guidance issued under the Fair Value Measurements and Disclosures topic of the FASB ASC, which defines fair value and provides a framework for measuring fair value including a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan’s Level 1 investments at December 31, 2017 and 2016 included Northern Trust Corporation common stock, domestic and foreign common stock held in a separately managed account, and mutual funds. Common stock shares are valued at the closing price reported in the active markets in which the individual securities are traded. Share prices of each mutual fund, referred to as the fund’s NAV, are calculated daily by the fund’s manager based on the closing market prices and accruals of securities in the fund’s total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund’s redemption date NAV.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan’s Level 2 investments as of December 31, 2017 and 2016 consisted of certain collective trust funds. The NAVs of the funds are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund’s redemption date NAV.

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2017 or 2016.

The investments in fully benefit-responsive investment contracts through the Stable Value Portfolio are measured at contract value and have not been categorized in the fair value hierarchy.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables present Plan investments, including those measured and recorded at fair value on a recurring basis, as well as their levels within the fair value hierarchy, each as of December 31, 2017 and 2016:

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2017
Fair value of investments in the fair value hierarchy:
Northern Trust common stock fund	$380,876,075	$—	$—	$380,876,075
Mutual funds	159,269,673	—	—	159,269,673
Separately managed account:
Domestic common stock	105,333,711	—	—	105,333,711
Foreign common stock	7,163,086	—	—	7,163,086
Collective trust funds	—	1,461,621,963	—	1,461,621,963
Total fair value of investments in the fair value hierarchy	652,642,545	1,461,621,963	—	2,114,264,508

Stable value portfolio measured at contract value	—	—	—	151,326,389

Total investments	$652,642,545	$1,461,621,963	$—	$2,265,590,897

Description	Level 1	Level 2	Level 3	Balance as of December 31,
				2016
Fair value of investments in the fair value hierarchy:
Northern Trust common stock fund	$381,019,126	$—	$—	$381,019,126
Mutual funds	159,948,562	—	—	159,948,562
Separately managed account:
Domestic common stock	93,952,283	—	—	93,952,283
Foreign common stock	9,179,110	—	—	9,179,110
Collective trust funds	—	1,162,709,650	—	1,162,709,650
Total fair value of investments in the fair value hierarchy	644,099,081	1,162,709,650	—	1,806,808,731

Stable value portfolio measured at contract value	—	—	—	166,964,923

Total investments	$644,099,081	$1,162,709,650	$—	$1,973,773,654

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

4.	Related-Party Transactions

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6.	Reconciliation of Financial Statements to Schedule H of Form 5500

The following are reconciliations of December 31, 2017 and 2016 net assets available for benefits per the financial statements to Schedule H of Form 5500.

Description	2017	2016
Net Assets Available for Benefits per the Financial Statements	$2,297,887,262	$2,006,036,709
Adjustment from Contract Value to Fair Value for
Fully Benefit-Responsive Investment Contracts	(333,605)	(742,914)
Net Assets Available for Benefits per Schedule H of Form 5500	$2,297,553,657	$2,005,293,795

7.	Tax Status

The Plan obtained its latest determination letter on January 27, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

merits, to be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions for the preceding three-year period up to and including the 2014 Plan year; however, there are currently no audits for any tax periods in progress.

8.	Subsequent Events

The Plan has evaluated subsequent events through June 26, 2018, the date the financial statements were issued, and determined that no subsequent events occurred that require adjustments to, or disclosure in, the financial statements.

Supplementary Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2017
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)

	Domestic common stock held in a separately managed account:
14,817	Adobe Systems Incorporated	$1,362,995	$2,596,531
7,618	Alexion Pharmaceuticals, Inc.	1,063,025	911,037
3,280	Alphabet Inc	2,698,917	3,455,152
1,690	Amazon.com, Inc.	1,786,910	1,976,404
23,760	Analog Devices, Inc.	1,591,042	2,115,353
30,170	Apple Inc.	4,053,549	5,105,669
46,905	Applied Materials, Inc.	880,707	2,397,784
99,340	Bank of America Corp	2,474,624	2,932,517
91,470	Blackstone Group L.P.	2,864,329	2,928,869
9,370	Broadcom Inc.	2,181,100	2,407,153
37,930	Charles Schwab Corporation	1,599,482	1,948,464
10,600	Cigna Corporation	1,543,766	2,152,754
17,052	Cimarex Energy Co	1,817,802	2,080,515
33,090	Citigroup Inc.	2,337,108	2,462,227
16,160	CME Group Inc.	1,743,972	2,360,168
15,320	ConocoPhillips	827,144	840,915
12,613	Costco Wholesale Corporation	2,068,098	2,347,532
34,199	DowDupont Inc.	2,266,847	2,435,653
17,180	Electronic Arts Inc.	1,919,311	1,804,931
26,180	Eli Lilly & Co.	2,228,315	2,211,163
22,080	EOG Resources Inc	1,886,337	2,382,653
12,057	Facebook Inc.	1,336,849	2,127,578
13,028	Home Depot Inc.	1,781,542	2,469,197
3,950	Intuitive Surgical, Inc.	987,572	1,441,513
22,970	J B Hunt Transport Services, Inc.	2,294,694	2,641,091
32,217	JPMorgan Chase & Co	2,166,422	3,445,286
13,959	Kraft Heinz Foods Co	1,046,371	1,085,452
5,990	Lockheed Martin Corp	1,521,559	1,923,090
23,700	LyondellBasell Industries N.V.	2,322,713	2,614,584
12,860	Mastercard Inc.	1,251,716	1,946,489
65,410	Microsoft Corporation	4,526,843	5,595,171
15,428	Molson Coors Brewing Company	1,461,291	1,266,176
41,010	Monster Beverage Corporation	2,036,228	2,595,523

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2017
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)
69,950	Morgan Stanley	2,920,930	3,670,276
12,900	Norfolk Southern Corporation	1,547,954	1,869,210
48,060	PayPal Holdings, Inc.	2,709,738	3,538,177
21,510	Philip Morris International Inc.	2,079,927	2,272,531
5,520	Pioneer Natural Resources Company	972,788	954,132
16,480	TE Connectivity LTD	1,555,416	1,566,259
15,750	United Technologies Corp	1,909,507	2,009,227
15,410	UnitedHealth Group	2,606,375	3,397,288
6,010	Vail Resorts, Inc.	1,355,381	1,276,945
20,109	Visa Inc.	1,596,742	2,292,828
11,470	WABCO Holdings Inc.	1,371,740	1,645,945
25,490	Zoetis Inc.	1,410,167	1,836,299
	Total domestic common stock held in a separately managed account	$85,965,845	$105,333,711

	Foreign common stock held in a separately managed account:
	Canada
40,560	Magna International Inc.	$1,800,633	$2,298,536
	Netherlands
11,670	ASML Holding	1,530,716	2,028,479
114,450	Airbus	2,737,891	2,836,071
	Total foreign common stock held in a separately managed account	$6,069,240	$7,163,086

	Northern Trust common stock fund
3,812,955	Northern Trust Corporation*	$124,985,163	$380,876,075

	Collective Trust Funds:
3,821,078	Aberdeen Emerging Markets Fund	$43,934,291	$49,903,280
11,933,247	Jennison U.S. Small Cap Equity Fund	30,723,866	61,048,547
12,033,268	Northern Collective Short Term Investment Fund*	11,996,077	11,996,077
708,062	Northern Trust Aggregate Bond Index Fund*	70,814,437	71,046,989
22,930	Northern Trust Focus 2010 Fund*	2,745,750	2,799,544
64,144	Northern Trust Focus 2015 Fund*	7,772,899	7,935,843
320,848	Northern Trust Focus 2020 Fund*	39,515,208	40,439,727

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN
Form 5500, Schedule H, 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2017
Employer Identification Number: 36-1561860; Plan Number: 002

Par value of shares	Identity of Issue, Borrower, Lessor, or Similar Party (b) and Description of Investment (c)	Cost (d)	Current Value (e)

382,335	Northern Trust Focus 2025 Fund*	48,191,010	49,497,059
408,672	Northern Trust Focus 2030 Fund*	53,442,223	55,276,976
335,510	Northern Trust Focus 2035 Fund*	45,424,319	47,370,630
221,127	Northern Trust Focus 2040 Fund*	30,238,714	31,590,200
200,382	Northern Trust Focus 2045 Fund*	27,364,699	28,584,464
148,257	Northern Trust Focus 2050 Fund*	20,210,822	21,108,835
74,635	Northern Trust Focus 2055 Fund*	10,170,731	10,609,345
19,030	Northern Trust Focus 2060 Fund*	2,346,406	2,444,652
84,521	Northern Trust Focus Income Fund*	9,972,669	10,156,931
268,344	Northern Trust Inflation-Protected Securities Index Fund*	26,842,266	27,210,047
1,193,555	Northern Trust International Equity Index*	168,530,774	176,705,836
4,551,077	Northern Trust Large Cap Equity Index Fund*	466,731,998	495,657,767
930,109	Northern Trust Mid Cap Equity Index Fund*	93,110,790	97,986,944
749,779	Northern Trust Small Cap Equity Index Fund*	74,981,544	76,507,401
8,131,869	Wells Fargo Core Bond II Fund	82,515,526	85,744,869
	Total Collective Trust Funds	$1,367,577,019	$1,461,621,963

	Mutual Funds:
1,241,676	Hartford Mid Cap HLS Fund	$45,665,435	$49,791,188
2,972,960	MFS Institutional International Equity Fund	59,947,495	75,691,568
2,012,930	PIMCO All Asset Fund	23,718,683	24,457,100
874,397	PIMCO Foreign Bond Fund	9,233,681	9,329,817
	Total Mutual Funds	$138,565,294	$159,269,673

	Guaranteed Investment Contracts:
151,326,389	Stable Value Portfolio	$151,326,389	$150,992,784

	Participant Loans*
	(Interest rates ranging from 4.25% to 9.75% with varying maturity dates up to January 2033)	—	26,427,183

		$1,874,488,950	$2,291,684,475
* Indicates party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee, which is the plan administrator for The Northern Trust Company Thrift-Incentive Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

Dated:	June 26, 2018	By:	/s/ Kathryn A. O’Neill
Kathryn A. O’Neill
Chairperson
Employee Benefit Administrative Committee

EXHIBIT INDEX

Number	Description	Method of Filing
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith